Exhibit 99.11

Certificate of Qualified Person – Nick Michael

I, Nick Michael, do hereby declare that:
I am a Principal Mineral Economist with Tetra Tech, Inc. with a business address at 350 Indiana Street, Suite 500, Golden, Colorado 80401, USA.

I am a graduate of the Colorado School of Mines in Golden, Colorado USA in mining engineering (1983) and received and received an MBA from Willamette University (1986).  I have practiced my profession continuously since 1987.  Since 1990, I have completed valuations, evaluations (technical-economic models), and have audited a variety of projects including exploration, pre-production (feasibility-level), operating and mine closure projects.  I have also served as expert witness with respect to technical-economic issues.

I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

I am a Qualified Person (within the meaning of National Instrument 43-101) responsible for the preparation of the Technical Report entitled:
“SANTA ELENA EXPANSION PRE-FEASIBILITY STUDY AND OPEN PIT RESERVE UPDATE”
SONORA, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINES INC.
July 25, 2013
Effective Date: April 30, 2013
I am responsible for sections 22 and 25.3.
As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that this report has been prepared in compliance to National Instrument 43-101.
I have never visited the Santa Elena property.

I am independent of SilverCrest Mines as independence is described in Section 1.5 of the National Instrument 43-101.  In addition I am currently not a shareholder of SilverCrest nor am I directly entitled to financially benefit from its success.

Prior to this report, I have had no prior involvement on this property.

To the best of my knowledge, information and belief, as of the effective date of the Technical Report, the part of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.